FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, April 27th, 2011

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador General Bernardo O’Higgins 1449

Santiago

REF: MATERIAL FACT

Dear Sir,

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30, and duly authorized by the board of the Company for this purpose, I inform you as material fact that on the Ordinary Shareholders’ Meeting of Endesa Chile held on April 26, 2011, was agreed to distribute a minimum mandatory dividend (partially integrated by Provisional Dividend N° 49 that reached Ch$ 6.42895 per share) and an additional dividend, for a total of Ch$ 32.52693 per share attributable to the fiscal period ended on December 31, 2010.  Given that the above mentioned Provisional Dividend N° 49 was already paid, the remaining amount of the Final Dividend N°50 amounting to Ch$ 26.09798 per share will be paid on May 11, 2011. Shareholders registered in the Shareholders Registry as of May 5, 2011 are entitled to receive this dividend.

Yours sincerely,

Joaquín Galindo Vélez

Chief Executive Officer

Endesa Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 28, 2011